                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 7)*

                    Under the Securities Exchange Act of 1934

                            THE MEN'S WEARHOUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    587118100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [X]  Rule 13d-1(d)


                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 587118100                   13 G                     Page 2 of 6 Pages



                  NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          1       GEORGE ZIMMER 1988 LIVING TRUST

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)

                                                                          (b)
          3       SEC USE ONLY

          4       CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

          NUMBER OF              5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                    4,096,983 shares(1)
            OWNED
           BY EACH               6      SHARED VOTING POWER
          REPORTING
            PERSON                       -0-
            WITH
                                 7      SOLE DISPOSITIVE POWER

                                        4,096,983 shares(1)

                                 8      SHARED DISPOSITIVE POWER

                                        -0-

          9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,096,983 SHARES

          10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*

          11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.8%(2)

          12      TYPE OF REPORTING PERSON*

                  00


(1) George Zimmer, as Trustee of the George Zimmer 1988 Living Trust, is vested with the sole power to vote with respect to the securities held by the trust.

(2) The number of total outstanding shares used in calculating the percentage includes the 984,353 shares to be issued in connection with the Exchangeable Shares issued by Moores Retail Group Inc.

*    See Instructions

GEORGE ZIMMER 1988 LIVING TRUST                                PAGE 3 OF 6 PAGES

Item 1.           (a)     Name of Issuer:  The Men's Wearhouse, Inc.

                  (b)     Address of Issuer's Principal Executive Offices:
                          40650 Encyclopedia Circle   and  5803 Glenmont Drive
                          Fremont, California 94538        Houston, Texas 77081

Item 2.           (a)     Name of Person Filing: George Zimmer 1988 Living Trust

                  (b)     Address of Principal Business Office or, if none,
                          Residence:
                          40650 Encyclopedia Circle
                          Fremont, California 94538

                  (c)     Citizenship:  California

                  (d) Title of Class of Securities: Common Stock, $.01 par value

                  (e)     CUSIP Number:  587118100

Item 3.           Not Applicable.

Item 4.           (a)     Amount Beneficially Owned: 4,096,983 shares

                  (b)     Percent of Class:   9.8%

                  (c)     Number of Shares as to Which Such Person Has:

                          (i)   Sole Power to Vote or Direct the Vote:
                                4,096,983 shares
                          (ii)  Shared Power to Vote or Direct the Vote:  -0-
                          (iii) Sole Power to Dispose or to Direct the
                                Disposition of: 4,096,983 shares
                          (iv)  Shared Power to Dispose or to Direct the
                                Disposition of:  -0-

Item 5.           Not Applicable

Item 6.           Not Applicable

Item 7.           Not Applicable

Item 8.           Not Applicable

Item 9.           Not Applicable

Item 10.          Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 7, 2000
                                       ---------------------------------------
                                                        Date


                                                /s/ GEORGE ZIMMER
                                       ---------------------------------------
                                             George Zimmer, as Trustee
                                          George Zimmer 1988 Living Trust

CUSIP NO. 587118100                   13 G                     Page 4 of 6 Pages


                  NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          1       GEORGE ZIMMER

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)

                                                                          (b)
          3       SEC USE ONLY

          4       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

          NUMBER OF              5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                    4,096,983 shares(1)
            OWNED
           BY EACH               6      SHARED VOTING POWER
          REPORTING
            PERSON                      43,808 shares(2)
            WITH
                                 7      SOLE DISPOSITIVE POWER

                                        4,096,983 shares(1)

                                 8      SHARED DISPOSITIVE POWER

                                        -0-

          9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,140,791 SHARES

          10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*

          11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.9%(3)

          12      TYPE OF REPORTING PERSON*

                  IN


(1) Includes 4,096,983 shares held by the George Zimmer 1988 Living Trust, which George Zimmer, as trustee, has sole power to vote.
(2) Represents shares allocated to Mr. Zimmer's account in The Men's Wearhouse, Inc. Employee Stock Plan, with respect to which Mr. Zimmer may give the trustee of such Plan instructions as to how to vote.
(3) The number of total outstanding shares used in calculating the percentage includes the 984,353 shares to be issued in connection with the Exchangeable Shares issued by Moores Retail Group Inc.
*    See Instructions.

GEORGE ZIMMER                                                  PAGE 5 OF 6 PAGES


Item 1.           (a)      Name of Issuer:  The Men's Wearhouse, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:
                           40650 Encyclopedia Circle  and  5803 Glenmont Drive
                           Fremont, California 94538       Houston, Texas 77081

Item 2.           (a)      Name of Person Filing:  George Zimmer


                  (b)      Address of Principal Business Office or, if none,
                           Residence:

                           40650 Encyclopedia Circle
                           Fremont, California 94538

                  (c)      Citizenship:  USA

                  (d) Title of Class of Securities: Common Stock, $.01 par value

                  (e)      CUSIP Number:  587118100

Item 3.           Not Applicable.

Item 4.           (a)      Amount Beneficially Owned: 4,140,791 shares
                  (b)      Percent of Class:   9.9%
                  (c)      Number of Shares as to Which Such Person Has:

                           (i)      Sole Power to Vote or Direct the Vote:
                                    4,096,983 shares
                           (ii)     Shared Power to Vote or Direct the Vote:
                                    43,808 (represents shares allocated to Mr.
                                    Zimmer's account in The Men's Wearhouse,
                                    Inc. Employee Stock Plan with respect to which Mr. Zimmer may give instructions to the trustee of such plan as to how to vote)
                           (iii) Sole Power to Dispose or to Direct the Disposition of: 4,096,983 shares
                           (iv) Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.           Not Applicable

Item 6.           Not Applicable

Item 7.           Not Applicable

Item 8.           Not Applicable

Item 9.           Not Applicable

Item 10.          Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 7, 2000
                                       ---------------------------------------
                                                        Date


                                                /s/ GEORGE ZIMMER
                                       ---------------------------------------
                                                    George Zimmer

                                                               PAGE 6 OF 6 PAGES

                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(k)(1) of the Act, the amended statement dated February 7, 2000, containing the information required by Schedule 13G, for the shares of common stock of The Men's Wearhouse, Inc. held by the George Zimmer 1988 Living Trust and George Zimmer.


                                    GEORGE ZIMMER 1988 LIVING TRUST



                                    By          /s/ GEORGE ZIMMER
                                       ---------------------------------------
                                              George Zimmer, Trustee


                                                /s/ GEORGE ZIMMER
                                       ---------------------------------------
                                                    George Zimmer